EXHIBIT 2

TRANSACTIONS

Exhibit 2 to the Initial Schedule 13D (“Initial Exhibit 2”) is incorporated herein by reference. Together with Initial Exhibit 2, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 23, 2013. All such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

Fund	Trade Date	Buy/ Sell (1)	Shares	Unit Cost	Security
Marcato LP	10/15/2013	Sell	100,461	51.10	Common Stock
Marcato II LP	10/15/2013	Sell	20,251	51.10	Common Stock
Marcato Ltd	10/15/2013	Buy	120,712	51.10	Common Stock